04028140

Annual Report

P.E. 12-31-03

MAY 3 2004 AR/S

Newnan Coweta Bancshares, Inc.℠

Helping you build a Wonderful Life.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-KSB

☑ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-33221

Newnan Coweta Bancshares, Inc.
(Name of Small Business Issuer in Its Charter)

Georgia *(State of Incorporation)*

58-2655471 *(I.R.S. Employer Identification No.)*

145 Millard Farmer Industrial Blvd.
Newnan, Georgia 30263
(Address of principal executive offices) (Zip Code)

(770) 683-6222
(Issuer's telephone number)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☑

Revenues for the Registrant's fiscal year ended December 31, 2003 total $6,504,295.

The aggregate market value of the Registrant's outstanding Common Stock held by nonaffiliates of the Registrant on March 15, 2004 was approximately $7,014,446. There were 900,000 shares of Common Stock outstanding as of March 15, 2004.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☑

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2004 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

NEWNAN COWETA BANCSHARES, INC.
ANNUAL REPORT ON FORM 10-KSB
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

PART I

Item 1. *Description of Business*

Overview

The Company

Newnan Coweta Bancshares, Inc. (the "Company") was incorporated under the laws of the State of Georgia and is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Newnan Coweta Bank, a Georgia banking corporation (the "Bank"), was incorporated on December 21, 1999 and commenced business on April 20, 2000. The Bank reorganized into a holding company structure effective October 1, 2001.

The primary activity of the Company currently is, and is expected to remain for the foreseeable future, the ownership and operation of the Bank. As a bank holding company, the Company is intended to facilitate the Bank's ability to serve its customers' requirements for financial services. The holding company structure also provides flexibility for expansion through the possible acquisition of other financial institutions and the provision of additional banking-related services, as well as certain non-banking services, which a traditional commercial bank may not provide under present laws. The holding company structure also affords additional flexibility in terms of capital formation and financing opportunities.

While the Company may seek in the future to acquire additional banks or bank holding companies or to engage in other activities appropriate for bank holding companies under appropriate circumstances as permitted by law, the Company currently has no plans, understandings or agreements concerning any other activities other than as described below. The results of operations and financial condition of the Company for the foreseeable future, therefore, will be determined primarily by the results of operations and financial condition of the Bank.

The Bank

The Bank's business consists primarily of attracting deposits from the general public and, with these and other funds, originating real estate loans, consumer loans, business loans, and residential and commercial construction loans. Funds not invested in the loan portfolio are invested by the Bank primarily in obligations of the U.S. Government, various states and their political subdivisions. In addition to deposits, sources of funds for the Bank's loans and other investments include amortization and prepayment of loans, sales of loans or participations in loans, and sales of its investment securities. The principal sources of income for the Bank are interest and fees collected on loans, fees collected on deposit accounts and interest and dividends collected on other investments. The principal expenses of the Bank are interest paid on deposits, employee compensation and benefits, office expenses and other overhead expenses.

Employees

As of February 1, 2004, the Company and the Bank had 28 full-time equivalent employees of whom 27 are full-time and 2 are part-time. The employees are not represented by a collective bargaining unit. The Company and the Bank believe their relationships with their employees to be good.

Customers

It is the opinion of management that there is no single customer or affiliated group of customers whose deposits, if withdrawn, would have a material adverse effect on the business of the Company.

Competition

All phases of the Company's banking activities are highly competitive. The Company competes actively with nine commercial banks, as well as finance companies, credit unions, and other financial institutions located in its service area, which includes Coweta County, Georgia and its surrounding areas.

Four major regional banks, with a total of nine branches, represent approximately 70% of the deposits in the Coweta County market. These financial institutions have greater resources and lending limits than the

Bank. There are several credit unions located in Coweta County. Since credit unions are not subject to income taxes in the way commercial banks are taxed, credit unions have an advantage in offering competitive rates to potential customers. The Bank also faces competition in certain areas of its business from mortgage banking companies, consumer finance companies, insurance companies, money market mutual funds and securities brokerage firms, some of which are not subject to the same degree of regulation as the Bank.

The Bank competes for deposits principally by offering depositors a variety of deposit programs with competitive interest rates, quality service and convenient locations and hours. The Bank focuses its resources to seek out and attract small business relationships and take advantage of the Bank's ability to provide flexible service that meets the needs of this customer class. Management feels this market niche is the most promising business area for the future growth of the Bank.

Supervision and Regulation

General

The Company is subject to state and federal banking laws and regulations that impose specific requirements or restrictions and provide for general regulatory oversight over virtually all aspects of our operations. These laws and regulations generally are intended to protect depositors, not shareholders. This discussion is only a summary of various statutory and regulatory provisions. This summary is qualified by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on our business and prospects.

Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, numerous additional regulatory requirements have been placed on the banking industry during the past ten years. On November 12, 1999, the President signed into law a financial services modernization act which effectively repealed the anti-affiliation provisions of the 1933 Glass-Steagall Act and the 1956 Bank Holding Company Act. Legislative changes and the policies of various regulatory authorities may affect our operations. We are unable to predict the nature or the extent of the effect on our business and earnings that fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

The Company

The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System and the Georgia Department of Banking and Finance under the Bank Holding Company Act of 1956, as amended, and the Georgia Bank Holding Company Act. We are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve, and the Georgia Bank Holding Company Act and the regulations of the Georgia Department of Banking and Finance.

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;
- it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or
- it may merge or consolidate with any other bank holding company.

The Bank Holding Company Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve will not approve a transaction the effect of which may be substantially to lessen competition or to tend to create a monopoly, or that in any other manner would be in restraint of trade. However, such transactions may be approved in the event the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues generally focuses on the parties' performance under the Community Reinvestment Act of 1977.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitate interstate branching and permit the establishment of agency relationships across state lines. The Interstate Banking Act also permits bank holding companies to acquire banks in any state without regard to whether the transaction is prohibited under the laws of such state, subject to certain state provisions, including minimum age requirements of banks that are the target of the acquisition. The minimum age of local banks subject to interstate acquisition is five years.

In response to the Interstate Banking Act, the Georgia General Assembly adopted the Georgia Interstate Banking Act, which provides that:

- interstate acquisitions by institutions located in Georgia will be permitted in states which also allow interstate acquisitions; and
- interstate acquisitions of institutions located in Georgia will be permitted by institutions located in states which allow interstate acquisitions.

Additionally, in 1996, the Georgia General Assembly adopted the Georgia Interstate Branching Act, which permits Georgia-based banks and bank holding companies owning banks outside of Georgia and all non-Georgia banks and bank holding companies owning banks in Georgia the right to merge any bank into an interstate branch network. The Georgia Interstate Branching Act also allows banks to establish de novo branches on an unlimited basis throughout Georgia, subject to the prior approval of the Georgia Department of Banking and Finance.

Except as amended by the Gramm-Leach-Bliley Act of 1999 discussed below, the Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries. Bank holding companies are also generally prohibited from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Activities determined by the Federal Reserve to fall within this category include acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling certain types of credit insurance, and performing certain insurance underwriting activities. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any non-banking activity when it has reasonable cause to believe that continuation of such activity constitutes a serious risk to the safety and soundness of any bank subsidiary of that bank holding company.

The Bank

The Bank is incorporated under the laws of the State of Georgia and is subject to examination by the Georgia Department of Banking and Finance. The Georgia Department regulates all areas of the Bank's commercial banking operations, including, without limitation, loans, deposits, reserves, mergers, reorganizations, issuance of securities, payment of dividends, and the establishment of branches.

On July 25, 2001 the Bank became a member of the Federal Reserve System. Consequently, most aspects of the Bank's operations are regulated and examined by both the Georgia Department of Banking and Finance and the Federal Reserve, including reserves, loans, investments, borrowings, deposits, mergers, issuance of securities, payments of dividends, establishment of branches, consolidation or corporate reorganization and maintenance of books and records.

Gramm-Leach-Bliley Act of 1999

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999, which breaks down many of the barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. This new law provides financial organizations with the flexibility to structure new affiliations through a holding company structure or a financial subsidiary. As a result, the number and type of entities competing with us in our markets could increase. It is too early to determine what effect, if any, this new law will have on us.

The Gramm-Leach-Bliley Act also covers various topics such as insurance, unitary thrifts, privacy protection provisions for customers of financial institutions, the Federal Home Loan Bank system's modernization, automatic teller machine reform, the Community Reinvestment Act and certain changes related to the securities industry.

The legislation amends the Bank Holding Company Act to clarify that a bank holding company may hold shares of any company that the Federal Reserve has determined to be engaged in activities that were sufficiently closely related to banking. This act also amends the Bank Holding Company Act to establish a new type of bank holding company — the "financial holding company." Financial holding companies have the authority to engage in financial activities in which other bank holding companies may not engage. Financial holding companies may also affiliate with companies that are engaged in financial activities. These financial activities include activities that are:

- financial in nature;
- incidental to an activity that is financial in nature; or
- complimentary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system in general.

The Federal Reserve and the Secretary of the Treasury may determine which activities meet these standards. However, the Gramm-Leach-Bliley Act explicitly lists certain activities as being financial in nature. For example, some of these activities are:

- lending, exchanging, transferring or investing for others;
- safeguarding money or securities;
- insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability or death, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes in any state;
- providing financial, investment or economic advice;
- issuing or selling interests in pools of assets that a bank could hold directly;
- underwriting, dealing in or making markets in securities; and
- engaging within the United States in any activity that a bank holding company could engage in outside of the United States, if the Federal Reserve has found that the activity was usual in connection with banking or other financial operations internationally.

The Gramm-Leach-Bliley Act also directs the Federal Reserve to adopt a regulation or order defining certain additional activities as financial in nature, to the extent that they are consistent with that act. These include:

- lending, exchanging, transferring or investing for others or safeguarding financial assets other than money or securities;
- providing any device or other instrumentality for transferring financial assets; and
- arranging, effecting or facilitating financial transactions for third parties.

Not all bank holding companies may become financial holding companies. A bank holding company must meet three requirements before becoming a financial holding company:

- all of the bank holding company's depository institution subsidiaries must be well capitalized;
- all of the bank holding company's depository institution subsidiaries must be well managed; and

- the bank holding company must file with the Federal Reserve a declaration of its election to become a financial holding company, including a certification that its depository institution subsidiaries meet the prior two criteria.

With few exceptions, in order to exercise the powers granted to it under the Gramm-Leach-Bliley Act, a financial holding company or insured depository institution also must meet the Community Reinvestment Act's requirements. If any insured depository institution did not receive a Community Reinvestment Act rating of at least "satisfactory" at its most recent examination, the regulatory agencies are to prevent the insured depository institution or financial holding company from exercising the new powers, either directly or through a subsidiary.

Payment of Dividends

The Company is a legal entity separate and distinct from our banking subsidiary. Our principal source of cash flow, including cash flow to pay dividends to our shareholders, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank, as well as by us to our shareholders.

If, in the opinion of the federal banking regulators, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "Prompt Corrective Action" herein. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

In addition, the Georgia Financial Institutions Code and the regulations of the Georgia Department of Banking and Finance provide:

- that dividends of cash or property may be paid only out of the retained earnings of the Bank;
- that dividends may not be paid if the Bank's paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of the Bank's capital stock; and
- that dividends may not be paid without prior approval of the Georgia Department of Banking and Finance if:
  - the Bank's total classified assets exceed 80% of its equity capital;
  - the aggregate amount of dividends to be declared exceeds 50% of the Bank's net profits after taxes but before dividends for the previous calendar year; or the ratio of equity capital to total adjusted assets is less than 6%.

Applying these dividend restrictions, and without prior approval of the Georgia Department of Banking and Finance, as of December 31, 2003, the Bank could pay $429,000 in dividends to us. Our ability to pay dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Capital Adequacy

We are required to comply with the capital adequacy standards established by the Federal Reserve. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid, low-risk assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8.0%. At least half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and non-cumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves. As of December 31, 2003, the Company's total risk-based capital ratio and its Tier 1 risk-based capital ratio were 11.19% and 9.98%, respectively.

In addition, the Federal Reserve has established minimum "leverage ratio" guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet specified criteria. All other bank holding companies generally are required to maintain a leverage ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The Bank's leverage ratio as of December 31, 2003 was 8.32%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" and other indicia of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve has not advised the Company of any specific minimum leverage ratio or tangible Tier 1 leverage ratio applicable to it.

The Bank also is subject to risk-based and leverage capital requirements adopted by the Federal Reserve, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. The Bank was in compliance with applicable minimum capital requirements as of December 31, 2003. We have not been advised by any federal banking agency of any specific capital ratio requirement applicable to the Bank.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "Prompt Corrective Action" herein.

The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve and the Federal Deposit Insurance Corporation have recently adopted regulations requiring regulators to consider interest rate risk in the evaluation of a bank's capital adequacy. The bank regulatory agencies have recently established a methodology for evaluating interest rate risk which sets forth guidelines for banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

In addition to the capital standards imposed by federal banking regulators, the Georgia Department of Banking and Finance imposed a requirement for the Bank to maintain a leverage ratio of not less than 8.0% during the first three years of the Bank's operation. Following the expiration of this initial period, the Bank became subject to a 6.0% primary capital ratio. Such standard is calculated as the ratio of total equity to total assets, each as adjusted for unrealized gains and losses on securities and allowance for loan losses.

Support of Subsidiary Institution

Under Federal Reserve policy, the Company is expected to act as a source of financial strength for, and to commit resources to support, the Bank. This support may be required at times when, absent such Federal Reserve policy, we may not be inclined to provide such support. In addition, any capital loans by a bank holding company to its banking subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such bank. In the event of a bank holding company's bankruptcy, any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 was enacted in large measure to improve the supervision and examination of insured depository institutions in an effort to reduce the number of bank failures and the resulting demands on the deposit insurance system. This law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of such actions depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

Under the regulations, an FDIC-insured bank will be:

- "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a tier 1 risk-based capital ratio of 4.0% or greater and a leverage ratio of 4.0% or greater (3.0% in certain circumstances) and is not "well capitalized";

- "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 4.0% (3.0% in certain circumstances);

- "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and

- "critically undercapitalized" if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating in any one of four categories. As a depository institution moves downward through the capitalization categories, the degree of regulatory scrutiny will increase and the permitted activities of the institution will decrease.

An FDIC-insured bank is generally prohibited from making any capital distribution, including dividend payments, or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank's capital. In addition, for a capital restoration plan to be acceptable, the bank's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent company is limited to the lesser of an amount equal to 5.0% of the bank's total assets at the time it became "undercapitalized" and the amount necessary to bring the institution into compliance with all applicable capital standards. If a bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.

As of December 31, 2003, the Bank had the requisite capital levels to qualify as "well capitalized."

FDIC Insurance Assessments

The Federal Deposit Insurance Corporation has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system assigns an institution to one of three capital categories: well capitalized, adequately capitalized and undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on an evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the risk posed to the deposit insurance funds. An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. The combination of capital groups and supervisory subgroups results in nine assessment risk classifications to which different assessment rates are applied.

The FDIC may terminate the insurance of the deposits of the Bank upon a finding that the Bank has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or condition the FDIC has imposed.

Safety and Soundness Standards

The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If an institution fails to submit or implement such a plan, the agency must issue an order directing action to correct the deficiency and may require other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions described above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Community Reinvestment Act

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low- and moderate-income borrowers in their local communities. An institution's size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions will be examined using a performance-based lending, investment and service test. Small institutions will be examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution's Community Reinvestment Act performance and to review the institution's Community Reinvestment Act public file. Each lending institution must maintain for public inspection a public file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of a financial institution's written Community Reinvestment Act evaluations. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution's community reinvestment record.

The recently enacted Gramm-Leach-Bliley Act makes various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under this Act may be commenced by a holding company if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination.

Recent Significant Changes in Banking Laws and Regulations

International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. On October 26, 2001, the USA PATRIOT Act was enacted. It includes the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 and strong measures to prevent, detect and prosecute terrorism and international money laundering. As required by the IMLAFA, the federal banking agencies, in cooperation with the U.S. Treasury Department, established rules that generally apply to insured depository institutions and U.S. branches and agencies of foreign banks.

Among other things, the new rules require that financial institutions implement reasonable procedures to (1) verify the identity of any person opening an account; (2) maintain records of the information used to verify the person's identity; and (3) determine whether the person appears on any list of known or suspected terrorists or terrorist organizations. The rules also prohibit banks from establishing correspondent accounts with foreign shell banks with no physical presence and encourage cooperation among financial institutions, their regulators and law enforcement to share information regarding individuals, entities and organizations engaged in terrorist acts or money laundering activities. The rules also limit a financial institution's liability for submitting a report of suspicious activity and for voluntarily disclosing a possible violation of law to law enforcement.

Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002 was enacted to address corporate and accounting fraud. The act established a new accounting oversight board that enforces auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by certain public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Sarbanes-Oxley Act requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the act (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Item 2. ***Description of Property***

As of December 31, 2003, the principal offices of the Company and the Bank were located at 145 Millard Farmer Industrial Blvd., Newnan, Georgia 30263. This property is owned by the Bank. Property for the Downtown Branch located at 60 Salbide Avenue, Newnan, Georgia 30263 is leased by the Bank with a purchase option.

Item 3. ***Legal Proceedings***

The Bank may, periodically, be involved as a plaintiff or defendant in various legal actions in the ordinary course of its business. Management believes that such claims against the Bank are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Bank's financial condition. At December 31, 2003, management was not aware of any legal actions against the Bank.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of shareholders of the Company during the fourth quarter of the Company's fiscal year ended December 31, 2003.

PART II

Item 5. *Market for the Common Equity and Related Stockholder Matters*

Market Information

Morgan Keegan is the market maker for the Company's stock which trades on the pink sheets under the symbol NWCB. Subsequent to the initial offering, shares have been traded infrequently; therefore, information available as to prices at which common stock has traded is limited. Management has reviewed the limited information available as to the ranges at which the Company's common stock has been sold. The data contained in the table below was compiled from information furnished to management from The Seawell Group, an office of Morgan Keegan. The following table sets forth the estimated price range for sales of common stock for each quarter of the last two years. The following data regarding the Company's common stock is provided for information purposes only and should not be viewed as indicative of the actual or market value of the common stock

	Estimated Price Range Per Share	
	High	Low
2003:		
First Quarter	$11.50	$12.00
Second Quarter	$12.00	$12.00
Third Quarter	$12.50	$12.50
Fourth Quarter	$12.00	$11.00
2002:		
First Quarter	$12.00	$12.00
Second Quarter	$12.00	$12.00
Third Quarter	$12.50	$10.50
Fourth Quarter	$12.00	$11.50

Holders

There were approximately 665 holders of record of the common stock as of December 31, 2003.

Dividends

The Bank is subject to restrictions on the payment of dividends under Georgia law and the regulations of the DBF. The Company is also subject to limits on payment of dividends by the rules, regulations and policies of federal banking authorities. The primary source of funds available for the payment of cash dividends by the Company are dividends from the Bank. There are various statutory and regulatory limitations on the payment of dividends by the Bank, as well as by the Company to its shareholders. No assurance can be given that any dividends will be declared by the Company in the future, or if declared, what amounts would be declared or whether such dividends would continue. The Company has not paid any cash dividends to date.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information relating to the Company's equity compensation plans as of December 31, 2003:

Equity Compensation Plan Information

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	45,000	$10.00	105,000
Equity compensation plans not approved by security holders	40,000	$10.00	-0-
Total	85,000	$10.00	105,000

Recent Sales of Unregistered Securities

The Company has sold no unregistered securities within the past three years.

Item 6. *Management's Discussion and Analysis or Plan of Operation*

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, Newnan Coweta Bank, at December 31, 2003 and 2002 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited financial statements.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and reports to stockholders. Statements made in this Annual Report on Form 10-KSB, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution that such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to consolidated financial statements at December 31, 2003 which are included in this Annual Report on Form 10-KSB.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Overview

The year 2003 was highlighted by significant loan and deposit growth. Our primary market area of Coweta County, Georgia continues to grow, and we are strategically positioned to take advantage of the growth. The area's growth should provide a base for continued profitability.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are generally contractual arrangements involving an entity that is not consolidated with the Company under which the Company has or in the future may have (i) any obligation under a direct or indirect guarantee or similar arrangement; (ii) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement; (iii) derivative arrangements, to the extent that their fair value is not fully reflected as a liability or an asset in the Company's financial statements or (iv) any other obligation, including contingent obligations, that are not fully reflected in the Company's financial statements.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For a summary of the Company's off-balance sheet arrangements, see Note 10, "Commitments and Contingencies," to consolidated financial statements attached hereto.

Financial Condition at December 31, 2003 and 2002

The following is a summary of our balance sheets for the periods indicated:

	December 31, 2003	December 31, 2002
	(Dollars in thousands)	
Cash and due from banks	$ 1,800	$ 1,964
Interest-bearing deposits in banks	—	1,090
Federal funds sold	5,223	—
Securities	5,482	9,562
Loans, net	96,748	69,731
Premises and equipment	3,219	2,672
Other assets	1,174	913
	$113,646	$85,932
Total deposits	$102,973	$75,477
Federal funds purchased	—	397
Other borrowings	—	—
Other liabilities	571	758
Stockholders' equity	10,102	9,300
	$113,646	$85,932

As of December 31, 2003, we had total assets of $113.6 million, an increase of 32% over December 31, 2002. Total interest-earning assets were $107.4 million at December 31, 2003, or 94% of total assets, which was the same as the percentage as at December 31, 2002. Our primary interest-earning assets at December 31, 2003 were loans, which made up 90% of total interest-earning assets as compared to 87% at December 31, 2002. Our loan to deposit ratio was 94% at December 31, 2003, as compared to 93% at December 31, 2002. Deposit growth of $27.4 million has been used primarily to fund loan growth of $27 million.

Our securities portfolio, consisting of U.S. Agency securities and mortgage-backed securities, totaled $5.5 million at December 31, 2003, compared to $9.6 million at December 31, 2002.

At December 31, 2003, 80% of our loan portfolio was collateralized, primarily by real estate located in our market area of Coweta County and surrounding counties. A breakdown of our real estate loan portfolio as at December 31, 2003 is as follows: Our construction and land development loans, which comprise 28% of the real estate loan portfolio, consisted of loans primarily collateralized by one- to four-family residential properties. Real estate loans secured by one- to four-family residential properties comprised 9% of the real estate loan portfolio, and nonresidential real estate loans consisting primarily of small business commercial properties totaled 62% of the real estate loan portfolio. We generally require that loans collateralized by real estate not exceed 80% of the collateral value.

The remaining 20% of the loan portfolio consists of commercial, consumer and other loans. We require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are stable with no significant indications of a downturn in the local economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. State banking regulations limit exposure by prohibiting secured loan relationships that exceed 25% of the Bank's statutory capital and unsecured loan relationships that exceed 15% of the Bank's statutory capital.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and our other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to market sources of funds.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. We attempt to price deposits to meet asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management, State and Federal regulatory authorities. As determined under guidelines established by regulatory authorities and internal policy, our liquidity was considered satisfactory at December 31, 2003.

At December 31, 2003, we had loan commitments outstanding of $13.6 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability on a short-term basis to borrow and purchase federal funds from other financial institutions. At December 31, 2003, we had arrangements with two commercial banks for additional short-term advances of $4.4 million.

At December 31, 2003, our capital ratios were considered adequate based on regulatory minimum capital requirements. Stockholders' equity increased in 2003 due to net income of $858,000, which was offset by a decrease in accumulated other comprehensive income in the amount of $56,000, net of the related tax effect. Other comprehensive income consists of unrealized gains and losses on securities available for sale. For regulatory purposes, the net unrealized gains and losses on securities available-for-sale are excluded in the computation of regulatory capital ratios.

The primary source of funds available to our holding company is the payment of dividends by our subsidiary bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank's regulatory agency. At December 31, 2003, the bank can pay approximately $429,000 dividends without regulatory approval.

The minimum capital requirements to be considered well capitalized under prompt corrective action provisions and the actual capital ratios for our holding company and subsidiary bank as of December 31, 2003 are as follows:

	Actual		
	Newnan Coweta Bancshares, Inc.	Newnan Coweta Bank	Regulatory Requirements
Leverage capital ratio	8.32%	8.31%	5.00%
Risk-based capital ratios:			
Core capital	9.98%	9.97%	6.00%
Total capital	11.19%	11.18%	10.00%

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements. Anticipated future earnings will assist in keeping these ratios at satisfactory levels.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs. We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

We are not aware of any other known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. We are also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets that are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our investment committee which oversees our asset-liability management, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of the Bank's interest rate sensitive assets and liabilities, see the "Asset/Liability Management" section.

Results of Operations for the Years Ended December 31, 2003 and 2002

The following is a summary of our operations for the years indicated.

	Years Ended December 31,	
	2003	2002
	(Dollars in thousands)	
Interest income	$6,061	$4,686
Interest expense	2,202	1,842
Net interest income	3,859	2,844
Provision for loan losses	366	311
Other income	443	225
Other expenses	2,574	1,938
Pretax income	1,362	820
Income taxes	504	125
Net income	$ 858	$ 695

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions beyond our control, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

The net yield on average interest-earning assets was 4.02% in 2003, as compared to 4.06% in 2002. Average loans increased by $24.2 million, which was the primary change in average interest-earning assets that increased overall by $25.7 million. The rate earned on average interest-earning assets decreased to 6.32% in 2003 from 6.69% in 2002. Average interest-bearing liabilities increased by $23.8 million, with average time deposits accounting for the majority of this increase. The rate paid on average interest-bearing liabilities decreased to 2.64% in 2003, as compared to 3.10% in 2002.

Provision for Loan Losses

The provision for loan losses was $366,000 in 2003, as compared to $311,000 in 2002. The increase is due to maintaining our allowance for loan losses at a level based upon the application of our monthly calculation of the allowance for loan loss methodology. The allowance for loan loss methodology is calculated by segmenting the loan portfolio into risk classifications. Our assignment of risk classifications to individual loans considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. An allowance percentage is applied to each risk classification category to establish a general allowance for loan losses. The allowance percentage determined for each risk classification is based upon our experience specifically and the historical experience of the banking industry generally. Based upon our evaluation of the loan portfolio through our allowance for loan loss methodology, we believe the allowance for loan losses to be adequate to absorb losses on existing loans that may become uncollectible. In addition, classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. The total of these allowances are recorded as the allowance for loan losses on a monthly basis. The allowance for loan losses as a percentage of total loans was 1.24% as of December 31, 2003, compared to 1.21% at December 31, 2002.

Other Income

Other operating income consists of service charges on deposit accounts and other miscellaneous revenues and fees. Other operating income was $443,000 in 2003, as compared to $225,000 in 2002, resulting in an increase of $218,000. The increase is primarily due to mortgage origination fees generated from the mortgage origination department which was established during 2003, and increase in service charges on deposit accounts related to overall deposit growth. Gains on sales of securities were $5,000 during 2003 and $-0- during 2002.

Other Expenses

Other expenses were $2,574,000 in 2003, as compared to $1,938,000 in 2002, or an increase of $636,000. Salaries and employees' benefits increased by $369,000 due to an increase in the number of full time equivalent employees to 28 at December 31, 2003 from 21 at December 31, 2002, and due to other annual salary increases. Equipment and occupancy expenses increased by $33,000 due to increased depreciation and occupancy costs of our new branch office located in downtown Newnan, Georgia, which was completed in November, 2003. Other operating expenses increased by $236,000, due primarily to increased data processing costs of $92,000 and increased directors' fees of $75,000. The increases in all other operating expenses were directly related to the overall growth of the Bank.

Income Taxes

Income tax expense was $504,000 for the year ended December 31, 2003, which resulted in an effective tax rate of 37% as compared to $125,000 for the year ended December 31, 2002.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis. The objective of our policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will re-price or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

At December 31, 2003, our cumulative one-year interest rate-sensitivity gap ratio was 110%. Our targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-bearing assets will re-price during this period at a rate faster than our interest-earning liabilities.

The following table sets forth the distribution of the re-pricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2003, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the re-pricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as re-pricing within the same period may in fact re-price at different times within such period and at different rates.

	Within Three Months	After Three Months but Within One Year	After One Year but Within Five Years	After Five Years	Total
			(Dollars in thousands)		
Interest-earning assets:					
FHLB & FRB Stock	$ 452	$ —	$ —	$ —	$ 452
Federal Funds Sold	5,223	—	—	—	5,223
Securities	1,211	2,003	2,256	11	5,481
Loans	75,431	7,259	15,400	13	98,103
	$82,317	$ 9,262	$17,656	$ 24	$109,259
Interest-bearing liabilities:					
Interest-bearing demand deposits and savings	$33,007	$ —	$ —	$ —	$ 33,007
Time deposits	13,462	36,141	20,363	—	69,966
Federal funds purchased	—	—	—	—	—
	$46,469	$ 36,141	$20,363	$ —	$102,973
Interest rate sensitivity gap	$35,848	$(26,879)	$(2,707)	$ 24	$ 6,286
Cumulative interest rate sensitivity gap	$35,848	$ 8,969	$ 6,262	$6,286	
Interest rate sensitivity gap ratio	1.77	0.26	0.87	—	
Cumulative interest rate sensitivity gap ratio	1.77	1.10	1.06	1.08	

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain significant financial information and statistical data with respect to: the distribution of our assets, liabilities and stockholders' equity; the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on non-performing loans; summary of the loan loss experience and allowance for loan losses; types of deposits; and the return on equity and assets.

Distribution of Assets, Liabilities, and Stockholders' Equity: Interest Rates and Interest Differentials

	2003			2002		
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates
	(Dollars in thousands)					
Cash and due from banks	$ 1,910	$ —	—%	$ 1,477	$ —	—%
Taxable securities	6,817	255	3.74	8,382	382	4.56
Unrealized gains on securities	149	—	—	97	—	—
Federal funds sold	6,272	67	1.06	3,158	51	1.61
Loans(2)(3)	82,704	5,739	6.94	58,455	4,253	7.28
Allowance for loan losses	(995)	—	—	(728)	—	—
Other assets	3,493	—	—	3,069	—	—
	$100,350			$73,910		
Total interest-earning assets	$ 95,942	$6,061	6.32%	$70,092	$4,686	6.69%
Noninterest-bearing demand	$ 6,697	$ —	—%	$ 5,110	$ —	—%
Interest-bearing demand and savings	19,662	253	1.29	18,984	345	1.82
Time deposits	63,576	1,948	3.06	40,365	1,496	3.71
Total deposits	$ 89,935	$2,201		$64,459	$1,841	
Other borrowings	34	1	2.94	34	1	2.94
Other liabilities	682	—	—	480	—	—
Stockholders' equity(4)	9,699	—	—	8,937	—	—
	$100,350			$73,910		
Total interest-bearing liabilities	$ 83,272	$2,202	2.64%	$59,383	$1,842	3.10%
Net interest income		$3,859			$2,844	
Net interest spread			3.68%			3.59%
Net yield on average interest-earning assets			4.02%			4.06%

(1) Average balances were determined using the daily average balances.

(2) Includes non-accrual loans with average balances of $2,136 and $9,638 for the years ended December 31, 2003 and 2002, respectively.

(3) Interest and fees on loans includes $527,000 and $457,000 of loan fee income for the years ended December 31, 2003 and 2002, respectively. There was no interest income recognized on non-accrual loans during 2003 or 2002.

(4) Average unrealized gains on securities available-for-sale are included in stockholders' equity, net of tax.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31, 2003 vs. 2002 Changes Due To:		
	Rate	Volume	Net
	(Dollars in thousands)		
Increase (decrease) in:			
Income from interest-earning assets:			
Interest and fees on loans	$(197)	$1,683	$1,486
Interest on taxable securities	(69)	(58)	(127)
Interest on federal funds sold	(17)	33	16
Total interest income	(283)	1,658	1,375
Expense from interest-bearing liabilities:			
Interest on interest-bearing demand deposits and savings	(101)	9	(92)
Interest on time deposits	(258)	710	452
Interest on other borrowings	—	—	—
Total interest expense	(359)	719	360
Net interest income	$ 76	$ 939	$1,015

Investment Portfolio

The carrying amounts of securities at the dates indicated, which are all classified as available-for-sale, are summarized as follows:

	December 31,	
	2003	2002
	(Dollars in thousands)	
U.S. Government agencies	$4,863	$7,006
Mortgage backed securities	619	2,556
	$5,482	$9,562

Maturities

The amounts of debt securities in each category as of December 31, 2003 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, (3) after five through ten years and (4) after ten years.

	One Year or Less		After One Through Five Years		After Five Through Ten Years	
	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)
U.S. Government agencies	$2,696	2.87%	$2,167	4.07%	$—	—%
Mortgage backed securities	—	—	619	4.30%	—	—
	$2,696	2.87%	$2,785	4.12%	$—	—%

	After Ten Years		Total	
	Amount	Yield(1)	Amount	Yield(1)
U.S. Government agencies	$—	—%	$4,863	3.36%
Mortgage backed securities	—		619	4.30%
	$—	%	$5,481	3.47%

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

Loan Portfolio

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31, 2003	December 31, 2002
	(Dollars in thousands)	
Commercial	$17,214	$ 9,051
Real estate construction	20,680	17,572
Real estate mortgage	57,177	41,164
Consumer installment and other	3,026	2,884
	98,097	70,671
Deferred loan fees	(131)	(86)
Allowance for loan losses	(1,218)	(854)
Net loans	$96,748	$69,731

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2003 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, and (3) after five years.

	(Dollars in thousands)
Commercial	
One year or less	$10,248
After one through five years	6,966
After five years	-0-
	$17,214
Construction	
One year or less	$19,226
After one through five years	1,454
After five years	-0-
	$20,680
Other	
One year or less	$24,822
After one through five years	31,801
After five years	3,580
	$60,203
	$98,097

The following table summarizes loans at December 31, 2003 with the due dates after one year that have predetermined and floating or adjustable interest rates.

	(Dollars in thousands)
Predetermined interest rates	$15,977
Floating or adjustable interest rates	27,205
	$43,182

Risk Elements

Information with respect to non-accrual, past due, restructured and other problem loans at December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002
	(Dollars in thousands)	
Non-accrual loans	$0	$0
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	0	0
Restructured loans	0	0
Loans, now current, about which there are serious doubts as to the ability of the borrower to comply with loan repayment terms	0	0
Interest income that would have been recorded on non-accrual and restructured loans under original terms	0	0
Interest income that was recorded on non-accrual and restructured loans	0	0

It is our policy to discontinue the accrual of interest income when, in our opinion, collection of interest becomes doubtful. We will generally discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans classified for regulatory purposes as loss, doubtful, substandard or special mention that have not been included in the table above do not represent or result from trends or uncertainties which we reasonably expect will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which we are aware of any information that causes us to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Summary of Loan Loss Experience

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	December 31, 2003	December 31, 2002
	(Dollars in thousands)	
Average amount of loans outstanding	$82,704	$58,455
Balance of allowance for loan losses at beginning of year	$ 854	$ 612
Loans charged off Commercial	0	51
Real estate mortgage	2	3
Installment	5	40
	7	94

	December 31,	
	2003	2002
	(Dollars in thousands)	
Loans recovered		
Commercial	0	21
Real estate mortgage	2	—
Installment	3	4
	5	25
Net charge-offs	2	69
Additions to allowance charged to operating expense during year	366	311
Balance of allowance for loan losses at end of year	$ 1,218	$ 854
Ratio of net loans charged off during the year to average loans outstanding	.0012%	.12%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is deemed appropriate by management to adequately cover all known and inherent risks in the loan portfolio. Management's evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans.

Based on our best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2003 Percent of Loans in Each Category to Total Loans		December 31, 2002 Percent of Loans in Each Category to Total Loans	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial	$ 212	17%	$111	13%
Real estate — construction	272	22	214	25
Real estate — mortgage	697	57	495	58
Consumer installment and other	37	4	34	4
	$1,218	100%	$854	100%

Deposits

Average amount of deposits and average rates paid thereon, classified as to non-interest-bearing demand deposits, interest-bearing demand and savings deposits and time deposits is presented below. (1)

	Years Ended December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Non-interest-bearing demand	$ 6,697	—%	$ 5,110	—%
Interest-bearing demand and savings	19,662	1.29	18,984	1.82
Time deposits	63,576	3.06	40,365	3.71
	$89,935		$64,459	

(1) Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2003 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three months through twelve months, and (3) over twelve months.

	(Dollars in thousands)
Three months or less	$ 5,143
Over three months through twelve months	13,862
Over twelve months	5,056
Total	$24,061

Return on Assets and Stockholders' Equity

The following rate of return information for the year indicated is presented below.

	Year Ended December 31,	
	2003	2002
Return on assets(1)	.86%	.94%
Return on equity(2)	8.85%	7.78%
Dividend payout ratio(3)	—	—
Equity to assets ratio(4)	9.67%	12.09%

(1) Net income divided by average total assets.

(2) Net income divided by average equity.

(3) Dividends declared per share of common stock divided by net income per share.

(4) Average equity divided by average total assets.

Contractual Obligations

The Company and the Bank have various contractual obligations that they must fund as part of their normal operations. The following table discloses aggregate information about their contractual obligations and the periods in which payments are due. The amounts and time periods are measured from December 31, 2003.

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Long-Term Debt	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	106	0	85	21	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	0	0	0	0	0
Total	106	0	85	21	0

Item 7. ***Financial Statements***

The following consolidated financial statements of the Company and its subsidiary, together with the Report of Independent Certified Public Accountants thereon, are included as Exhibit 99.1 hereto and are incorporated herein by reference.

Independent Auditor's Report on the consolidated financial statements

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Income for the years ended December 31, 2003 and 2002

Consolidated Statements of Comprehensive Income for the years ended December 31, 2003 and 2002

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002

Notes to Consolidated Financial Statements

Item 8. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Effective as of April 14, 2003, the Company's Audit Committee dismissed Mauldin & Jenkins, LLC as its auditor and engaged McNair, McLemore, Middlebrooks & Company, LLP, as its new independent auditor for the fiscal year ending December 31, 2003. The purpose of this action was to allow the Company to engage Mauldin & Jenkins, LLC for non-audit services that are not permitted by the Company's outside auditor under new rules promulgated by the Securities and Exchange Commission.

The reports of Mauldin & Jenkins, LLC on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

There were no disagreements with Mauldin & Jenkins, LLC during the Company's two most recent fiscal years on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Mauldin & Jenkins, LLC, would have caused Mauldin & Jenkins, LLC to make reference to any such matters in their reports. During the fiscal years ended December 31, 2002 and December 31, 2003, there were no "reportable events" to describe as specified in Item 304(a)(1)(iv)(B) of Regulation S-B.

A copy of the letter from Mauldin & Jenkins, LLC, dated April 14, 2003, stating whether it agrees with the above statements, is filed as Exhibit 16.1 to the Current Report on Form 8-K/A filed by the Company on April 17, 2003, and is incorporated herein by reference.

On April 14, 2003, the Company's Audit Committee engaged McNair, McLemore, Middlebrooks & Company, LLP, as the Company's independent auditors for the fiscal year ending December 31, 2003, to audit the Company's financial statements. During the Company's two most recent fiscal years, the Company did not consult McNair, McLemore, Middlebrooks & Company, LLP, on any matter requiring disclosure under Item 304(a)(2) of Regulation S-B.

Item 8A. ***Controls and Procedures***

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Report on Form 10-KSB and have concluded that the Company's disclosure controls and procedures are effective. During the fourth quarter of 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 9. ***Directors and Executive Officers of the Registrant***

The information appearing under the heading "Election of Directors," "Corporate Governance and Board Matters," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement (the "2004 Proxy Statement") relating to the annual meeting of shareholders of the Company, expected to be held June 2, 2004, is incorporated herein by reference. The Company has adopted a code of ethics that applies to the Company's chief executive officer and senior financial officers, a copy of which is attached to this Form 10-KSB as Exhibit 14.

Item 10. *Executive Compensation*

The information appearing under the heading "Compensation of Executive Officers and Directors" in the 2004 Proxy Statement is incorporated herein by reference.

Item 11. *Security Ownership of Certain Beneficial Owners and Management*

The information appearing under the heading "Ownership of Common Stock" in the 2004 Proxy Statement is incorporated herein by reference.

Item 12. *Certain Relationships and Related Transactions*

The information appearing under the caption "Related Party Transactions" in the 2004 Proxy Statement is incorporated herein by reference.

Item 13. *Exhibits and Reports on Form 8-K*

(a) *The following exhibits are filed as a part of or incorporated by reference in this report:*

Exhibit No.	Description
2.1	Reorganization Agreement dated April 12, 2001 by and among the Registrant, Newnan Coweta Bank and Newnan Interim Corporation (filed as Exhibit 2.1 to the Registrant's Form 8-K12g3 previously filed with the Commission on October 11, 2001 and incorporated herein by reference)
3.1	Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Registrant's Form 8-K12g3 previously filed with the Commission on October 11, 2001 and incorporated herein by reference)
3.2	Bylaws of the Company, as amended (filed as Exhibit 3.2 to the Registrant's Form 8-K12g3 previously filed with the Commission on October 11, 2001 and incorporated herein by reference)
10.1	2001 Incentive Stock Option Plan (filed as Exhibit 10.1 of Registrant's Form 10-KSB previously filed with the Commission on March 29, 2002 and incorporated herein by reference)*
10.2	Employment Agreement of James B. Kimsey (filed as Exhibit 6.2 to the Registrant's Form 10-SB previously filed with the Commission on April 30, 2001 and incorporated herein by reference)*
14	Code of Ethics for CEO and Senior Financial Officers
16	Letter on changes in certifying accountant (filed as Exhibit 16.1 to the Registrant's Current Report on Form 8-K/A previously filed with the Commission on April 17, 2003 and incorporated herein by reference)
21	Subsidiaries of the Registrant
23	Consent of McNair, McLemore, Middlebrooks & Co, LLP.
31.1	Certificate of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certificate of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consolidated Financial Statements

* Denotes a management contract or compensatory plan or arrangement.

(b) *There were no reports on Form 8-K filed by the Company during the fourth quarter of 2003.*

Item 14. *Principal Accountant Fees and Services*

The information appearing under the heading "Independent Public Accountants" in the 2004 Proxy Statement is incorporated herein by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWNAN COWETA BANCSHARES, INC.
(Registrant)

By: /s/ JAMES B. KIMSEY
James B. Kimsey
President and Chief Executive Officer

Date: March 17, 2004

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES B. KIMSEY James B. Kimsey	President, Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2004
/s/ ANN B. BLEDSOE Ann B. Bledsoe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 17, 2004
/s/ ROBERT E. CORDLE Robert E. Cordle	Director	March 17, 2004
/s/ JOE S. CRAIN, JR. Joe S. Crain, Jr.	Director	March 17, 2004
/s/ DOUGLAS T. DAVISTON Douglas T. Daviston	Director	March 17, 2004
/s/ OTIS F. JONES Otis F. Jones	Director	March 17, 2004
/s/ DAVID LAGUARDIA David LaGuardia	Director	March 17, 2004
/s/ BOB B. MANN, JR. Bob B. Mann, Jr.	Director	March 17, 2004
/s/ THEO D. MANN Theo D. Mann	Director	March 17, 2004
/s/ DENNIS H. MCDOWELL, II Dennis H. McDowell, II	Director	March 17, 2004

Signature	Title	Date
/s/ J. WALKER MOODY J. Walker Moody	Director	March 17, 2004
/s/ JAMES VAN S. MOTTOLA James Van S. Mottola	Director & Chairman of the Board	March 17, 2004
/s/ MELVIN SAMUELS Melvin Samuels	Director	March 17, 2004
/s/ DONALD L. SPRAYBERRY, JR. Donald L. Sprayberry, Jr.	Director	March 17, 2004
/s/ JENNIFER J. THOMASSON Jennifer J. Thomasson	Director	March 17, 2004
/s/ WOODIE T. WOOD Woodie T. Wood	Director	March 17, 2004

EXHIBIT INDEX

Exhibit No.	Description
14	Code of Ethics for CEO and Senior Financial Officers
21	Subsidiaries of the Registrant
23	Consent of McNair, McLemore, Middlebrooks & Co, LLP.
31.1	Certificate of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certificate of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consolidated Financial Report

EXHIBIT 14

NEWNAN COWETA BANCSHARES, INC.

CODE OF ETHICS
FOR
CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

The Company has a Code of Conduct applicable to all officers and certain other designated employees of the Company. The Chief Executive Officer and all senior financial officers, including the Chief Financial Officer, Corporate Controller and senior accounting personnel identified by the Chief Financial Officer (the "senior financial officers") are bound by the provisions set forth in the Code of Conduct relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Conduct, the Chief Executive Officer and senior financial officers are subject to the following additional specific policies:

1. The Chief Executive Officer and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the Chief Executive Officer and each senior financial officer to promptly bring to the attention of the Chief Financial Officer and the Chairman of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Chief Financial Officer and the Chairman of the Audit Committee in assuring that the Company fulfills its responsibilities in preparation of such disclosures.

2. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Chief Financial Officer and the Chairman of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Chief Financial Officer or the Chairman of the Audit Committee any information he or she may have concerning any violation of the Company's Code of Conduct, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Chief Financial Officer or the Chairman of the Audit Committee any information he or she may have concerning evidence of a material violation of the securities laws or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Conduct or of these additional policies.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Conduct or of these additional policies by the Chief Executive Officer and the Company's senior financial officers. Such action shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Conduct and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries — Direct/wholly-owned	State of Incorporation
Newnan Coweta Bank	Georgia

EXHIBIT 23

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the incorporation by reference of our report, dated January 29, 2004, with respect to the consolidated financial statements of Newnan Coweta Bancshares, Inc. and subsidiaries included in this Annual Report on Form 10-KSB for the year ended December 31, 2003, into the Registration Statement on Form S-8 relating to the Newnan Coweta Bancshares, Inc. 2001 Incentive Stock Option Plan (File #333-92440), as filed with the SEC on July 16, 2002.

McNair, McLemore, Middlebrooks & Co., LLP

Macon, Georgia
March 17, 2004

EXHIBIT 31.1

CERTIFICATION

I, James B. Kimsey, President and Chief Executive Officer of Newnan Coweta Bancshares, Inc. certify that:

1. I have reviewed this annual report on Form 10-KSB of Newnan Coweta Bancshares, Inc.:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13A-15(e) and 15D-15(e)) for the small business issuer and we have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiary, is made known to us by others within that entity, particularly during the period in which this annual report is being prepared;

b. [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986.]

c. Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

By: /s/ JAMES B. KIMSEY

James B. Kimsey,
President and C.E.O. (Principal Executive Officer)

Date: March 17, 2004

EXHIBIT 31.2

CERTIFICATIONS

I, Ann B. Bledsoe, Chief Financial Officer and Treasurer of Newnan Coweta Bancshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Newnan Coweta Bancshares, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13A-15(e) and 15D-15(e)) for the small business issuer and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiary, is made known to us by others within that entity, particularly during the period in which this annual report is being prepared;

b. [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

c. Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent function):

a. All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

By: /s/ ANN B. BLEDSOE

Ann B. Bledsoe,
CFO & Sr. Vice President
(Principal Financial and Accounting Officer)

Date: March 17, 2004

EXHIBIT 32.1

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, the undersigned, to the best of my knowledge, hereby certifies that the report of Newnan Coweta Bancshares, Inc., filed on Form 10-KSB for the period ended December 31, 2003: (1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and (2) fairly represents, in all material respects, the financial condition and results of operations of Newnan Coweta Bancshares, Inc.

/s/ JAMES B. KIMSEY

James B. Kimsey,
President and Chief Executive Officer

Date: March 17, 2004

EXHIBIT 32.2

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, the undersigned, to the best of my knowledge, hereby certifies that the report of Newnan Coweta Bancshares, Inc., filed on Form 10-KSB for the period ended December 31, 2003: (1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and (2) fairly represents, in all material respects, the financial conditions and results of operations of Newnan Coweta Bancshares, Inc.

/s/ ANN B. BLEDSOE

Ann B. Bledsoe,
Chief Financial Officer

Date: March 17, 2004

(This page intentionally left blank)

EXHIBIT 99.1

NEWNAN COWETA BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT
December 31, 2003

NEWNAN COWETA BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2003

TABLE OF CONTENTS

McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

Ralph S. McLemore, Sr., CPA (1963-1977)
Sidney B. McNair, CPA (1954-1992)

Sidney E. Middlebrooks, CPA, PC
Ray C. Pearson, CPA
J. Randolph Nichols, CPA
William H. Epps, Jr., CPA
Raymond A. Pippin, Jr., CPA
Jerry A. Wolfe, CPA
W. E. Barfield, Jr., CPA
Howard S. Holleman, CPA
F. Gay McMichael, CPA
Richard A. Whitten, Jr., CPA
Elizabeth Ware Hardin, CPA
Caroline E. Griffin, CPA
Ronnie K. Gilbert, CPA
Ron C. Douthit, CPA
Chesley P. Cawthon, Jr., CPA
Charles A. Fletcher, CPA
Marjorie Huckabee Carter, CPA
Bryan A. Isgett, CPA

January 29, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Newnan Coweta Bancshares, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of NEWNAN COWETA BANCSHARES, INC. AND SUBSIDIARY as of December 31, 2003 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Newnan Coweta Bancshares, Inc. and Subsidiary as of and for the year ended December 31, 2002 were audited by other auditors whose report dated February 7, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Newnan Coweta Bancshares, Inc. and Subsidiary as of December 31, 2003 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McNair, McLemore, Middlebrooks & Co., LLP

389 Mulberry Street Post Office Box One Macon, GA 31202
Telephone (478) 746-6277 Facsimile (478) 743-6858
www.mmmcpa.com

NEWNAN COWETA BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from banks	$ 1,799,553	$ 1,964,048
Interest-bearing deposits at other financial institutions	—	1,090,252
Federal funds sold	5,223,000	—
Securities available for sale	5,481,934	9,562,056
Loans	97,966,225	70,585,025
Less allowance for loan losses	1,218,260	853,917
Loans, net	96,747,965	69,731,108
Premises and equipment, net	3,219,456	2,671,794
Other assets	1,173,991	912,545
Total assets	$113,645,899	$85,931,803
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 7,562,657	$ 5,784,403
Interest-bearing	95,410,745	69,692,603
Total deposits	102,973,402	75,477,006
Federal funds purchased	—	397,000
Other liabilities	570,499	758,042
Total liabilities	103,543,901	76,632,048
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 5,000,000 shares authorized; 900,000 shares issued and outstanding	8,979,916	8,979,916
Retained earnings	1,066,641	208,463
Accumulated other comprehensive income	55,441	111,376
Total stockholders' equity	10,101,998	9,299,755
Total liabilities and stockholders' equity	$113,645,899	$85,931,803

See notes to consolidated financial statements.

NEWNAN COWETA BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002

	2003	2002
Interest income:		
Loans, including fees	$5,739,493	$4,252,925
Taxable securities	254,598	381,826
Federal funds sold	66,795	50,845
Total interest income	6,060,886	4,685,596
Interest expense:		
Deposits	2,201,336	1,840,107
Other borrowings	477	1,431
Total interest expense	2,201,813	1,841,538
Net interest income	3,859,073	2,844,058
Provision for loan losses	365,681	311,270
Net interest income after provision for loan losses	3,493,392	2,532,788
Other income:		
Service charges on deposit accounts	240,866	193,746
Securities gains, net	4,796	—
Mortgage origination fees	135,149	—
Other operating income	62,598	31,253
Total other income	443,409	224,999
Other expenses:		
Salaries and employee benefits	1,326,753	958,441
Equipment and occupancy expenses	301,909	269,490
Other operating expenses	945,766	709,817
Total other expenses	2,574,428	1,937,748
Income before income taxes	1,362,373	820,039
Income tax expense	504,195	125,236
Net income	$ 858,178	$ 694,803
Basic earnings per share	$ 0.95	$ 0.77
Diluted earnings per share	$ 0.94	$ 0.76

See notes to consolidated financial statements.

NEWNAN COWETA BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2003 and 2002

	2003	2002
Net income	$858,178	$694,803
Other comprehensive income (loss):		
Unrealized holding losses arising during period, net of tax benefits of $30,622 and $68,263, respectively	(52,961)	(32,154)
Reclassification adjustments for gains realized in net income, net of taxes of $1,822 and $-, respectively	(2,974)	—
Other comprehensive income (loss)	(55,935)	(32,154)
Comprehensive income	$802,243	$662,649

See notes to consolidated financial statements.

NEWNAN COWETA BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2003 and 2002

	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Paid In			
BALANCE, DECEMBER 31, 2001	900,000	$8,979,916	$ (486,340)	$143,530	$ 8,637,106
Net income	—	—	694,803	—	694,803
Other comprehensive loss	—	—	—	(32,154)	(32,154)
BALANCE, DECEMBER 31, 2002		900,000	8,979,916	111,376	9,299,755
					208,463
Net income	—	—	858,178	—	858,178
Other comprehensive loss	—	—	—	(55,935)	(55,935)
BALANCE, DECEMBER 31, 2003	900,000	$8,979,916	$1,066,641	$ 55,441	$10,101,998

See notes to consolidated financial statements.

NEWNAN COWETA BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
Operating activities		
Net income	$ 858,178	$ 694,803
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	156,012	150,081
Provision for loan losses	365,681	311,270
Deferred income taxes	(54,730)	(204,171)
Gain on sales of securities	(4,796)	—
Increase in interest receivable	(91,513)	(115,126)
Increase (decrease) in interest payable	(57,464)	111,100
Increase (decrease) in income taxes payable	(67,666)	335,112
Net other operating activities	(16,972)	18,612
Net cash provided by operating activities	1,086,730	1,301,681
Investing activities		
(Increase) decrease in interest-bearing deposits at other financial institutions	1,090,252	(1,090,252)
Purchases of securities available for sale	—	(6,957,289)
Proceeds from sale of securities available for sale	2,011,250	—
Proceeds from maturities of securities available for sale	1,985,289	3,259,740
Purchase of Federal Home Loan Bank stock	(104,200)	(37,600)
Purchase of Federal Reserve Bank stock	(24,000)	—
Net (increase) decrease in federal funds sold	(5,223,000)	2,079,000
Net increase in loans	(27,382,538)	(23,325,049)
Purchase of premises and equipment	(703,674)	(366,241)
Net cash used in investing activities	(28,350,621)	(26,437,691)
Financing activities		
Net increase in deposits	27,496,396	23,684,213
Net increase (decrease) in federal funds purchased	(397,000)	397,000
Repayment of other borrowings	—	(35,000)
Net cash provided by financing activities	27,099,396	24,046,213
Net decrease in cash and due from banks	(164,495)	(1,089,797)
Cash and due from banks at beginning of year	1,964,048	3,053,845
Cash and due from banks at end of year	$ 1,799,553	$ 1,964,048
Supplemental disclosure		
Cash paid (received) during the year for:		
Interest	$ 2,259,276	$ 1,730,438
Income taxes	$ 629,296	$ (5,705)

See notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business

Newnan Coweta Bancshares, Inc. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Newnan Coweta Bank (the "Bank"). The Bank is a commercial bank with the main office and one branch located in Newnan, Coweta County, Georgia. The Bank also has a loan production office located in Peachtree City, Fayette County, Georgia. The Bank provides a full range of banking services in its primary market area of Coweta County and the surrounding counties. The Bank is a state-chartered member of the Federal Reserve System.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred income taxes, and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, deposits, federal funds purchased and other borrowings are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $478,000 and $343,000 at December 31, 2003 and 2002, respectively.

Securities

All debt securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Restricted equity securities, which consists of Federal Reserve Bank and Federal Home Loan Bank stock, without a readily determinable fair value are included in other assets and reported at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods which approximate the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold are included in earnings on the settlement date. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans

Loans are reported at their outstanding principal balances less deferred fees and the allowance for loan losses. Interest income is accrued on the outstanding principal balance.

Nonrefundable loan fees, net of direct loan origination costs, are deferred with the net amount recognized into interest income over the life of the loans using a method that approximates a level yield.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cost-recovery method until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options and warrants.

Stock-Based Compensation Plans

The Company has two stock-based compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options and warrants granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	Years Ended December 31,	
	2003	**2002**
Net income, as reported	$858,178	$694,803
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	23,593	57,893
Pro forma net income	$834,585	$636,910
Earnings per share:		
Basic — as reported	$ 0.95	$ 0.77
Basic — pro forma	$ 0.93	$ 0.71
Diluted — as reported	$ 0.94	$ 0.76
Diluted — pro forma	$ 0.92	$ 0.69

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34). The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. It also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the interpretation did not have a material effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. The statement amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results of operations. The disclosure requirements of the statement are required for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company has not adopted Statement No. 123 for accounting for stock-based compensation as of December 31, 2003; however all required disclosures of Statement No. 148 are included above under the heading Stock-Based Compensation.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (an interpretation of ARB No. 51), and on December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities which replaced FIN 46. The interpretation addresses consolidation by business enterprises of variable interest entities. A variable interest entity is defined as an entity subject to consolidation according to the provisions of the interpretation. The revised interpretation provided for special effective dates for entities that had fully or partially applied the original interpretation as of December 24, 2003. Otherwise, application of the interpretation is required in financial statements of public entities that have interests in special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities (*i.e.,* non-SPEs) is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than SPEs and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005. The interpretations have not had a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Mandatorily redeemable financial instruments of nonpublic entities are subject to the provisions of the statement for the first fiscal period beginning after December 15, 2003. The adoption of the statement did not have a material effect on the Company's financial conditions or results of operations.

Note 2. Securities

The amortized cost and fair value of securities available for sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003:				
U.S. Government agencies	$4,786,980	$ 75,881	$ —	$4,862,861
Mortgage-backed securities	603,694	15,379	—	619,073
	$5,390,674	$ 91,260	$ —	$5,481,934
December 31, 2002:				
U.S. Government agencies	$6,899,298	$107,138	$ —	$7,006,436
Mortgage-backed securities	2,483,119	72,501	—	2,555,620
	$9,382,417	$179,639	$ —	$9,562,056

Securities with a carrying value of approximately $3,371,000 and $5,212,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The amortized cost and fair value of securities available for sale as of December 31, 2003 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or without call or prepayment penalties.

	Securities Available-For-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$1,556,711	$1,566,941
Due from one to five years	1,120,506	1,129,040
Due from five to ten years	2,109,763	2,166,880
Mortgage-backed securities	603,694	619,073
	$5,390,674	$5,481,934

Gross gains on the sales of securities available for sale were $4,796 for the year ended December 31, 2003. There were no sales of securities during the year ended December 31, 2002.

Note 3. Loans

The composition of loans is summarized as follows:

	December 31, 2003	December 31, 2002
Commercial and financial	$17,213,976	$ 9,050,749
Real estate — construction	20,680,292	17,572,598
Real estate — mortgage	57,176,967	41,163,935
Consumer installment and other	3,026,120	2,883,742
	98,097,355	70,671,024
Deferred loan fees	(131,130)	(85,999)
Allowance for loan losses	(1,218,260)	(853,917)
Loans, net	$96,747,965	$69,731,108

Changes in the allowance for loan losses are as follows:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Balance, beginning of year	$ 853,917	$612,330
Provision for loan losses	365,681	311,270
Loans charged off	(5,967)	(93,788)
Recoveries of loans previously charged off	4,629	24,105
Balance, end of year	$1,218,260	$853,917

Management has identified no amounts of impaired loans as defined by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as of and for the years ended December 31, 2003 and 2002. There were no nonaccrual loans or loans past due greater than ninety days and still accruing as of December 31, 2003 and 2002.

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2003 are as follows:

Balance, beginning of year	$ 3,524,067
Advances	2,028,885
Repayments	(1,385,617)
Balance, end of year	$ 4,167,335

Note 4. Premises and Equipment

Premises and equipment is summarized as follows:

	December 31, 2003	December 31, 2002
Land and improvements	$ 483,310	$ 449,791
Buildings	2,369,575	1,845,715
Construction in process	—	96,192
Furniture and equipment	806,211	577,422
	3,659,096	2,969,120
Accumulated depreciation	(439,640)	(297,326)
	$3,219,456	$2,671,794

Leases

The Company leases the land for the branch facility under a noncancelable operating lease with an initial lease term of five years with three five-year renewal options. The Company will be responsible for utilities, property taxes, insurance and routine maintenance.

Future minimum lease payments on the lease are summarized as follows:

2004	$18,000
2005	18,000
2006	18,000
2007	18,000
2008	3,000
	$75,000

The Company also leases office space for loan production offices in Peachtree City, Georgia on a month-to-month basis. The rent for these locations is currently $2,574 per month.

Rental expense under all operating leases amounted to $25,681 and $ — for the years ended December 31, 2003 and 2002, respectively.

Note 5. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $24,061,968 and $22,596,751, respectively. The scheduled maturities of time deposits at December 31, 2003 are as follows:

2004	$49,604,160
2005	10,438,445
2006	5,110,407
2007	1,648,367
2008	3,165,838
	$69,967,217

Note 6. Other Borrowings

The Company has a line of credit in the amount of $2,275,000 from a bank with interest payable quarterly at prime less .50 percent, or 3.50 percent at December 31, 2003. The line of credit is collateralized by 900,000 shares of Newnan Coweta Bank stock. As of December 31, 2003, there have been no advances on this line of credit.

Note 7. Employee and Director Benefits

Stock Options

The Company has a stock option plan which grants key employees options to purchase shares of common stock of the Company. Option prices and terms are determined by a committee appointed by the Board of Directors. The plan provides for a total of 150,000 options to purchase common shares of the Company. As of December 31, 2003 and 2002, 45,000 options under the plan have been granted.

Other pertinent information related to the options for the year ended December 31, 2003 is as follows:

	Years Ended December 31,			
	2003		2002	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Options outstanding, beginning of year	45,000	$10.00	45,000	$10.00
Granted	—	—	—	—
Exercised	—	—	—	—
Options outstanding, end of year	45,000	10.00	45,000	10.00
Exercisable, end of year	27,000	10.00	18,000	10.00

	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years
Outstanding, end of year	45,000	$10.00	7.5 years
Exercisable, end of year	27,000	10.00	7.5 years

Stock Warrants

In recognition of the efforts and financial risks undertaken by the Company's organizers, the Company granted each organizer an opportunity to purchase a number of shares of the Company's common stock. The warrants vest over a three-year period from the date the Bank was incorporated and are exercisable in whole or in part during the ten-year period following the incorporation date, at an exercise price equal to $10 per share. The warrants are nontransferable, but shares issued pursuant to the exercise of warrants will be transferable, subject to compliance with applicable securities laws. At December 31, 2003 and 2002, there were 40,000 warrants outstanding and exercisable.

Other pertinent information related to the warrants is as follows:

	Years Ended December 31,			
	2003		2002	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Warrants outstanding, beginning of year	40,000	$10.00	40,000	$10.00
Granted	—	—	—	—
Exercised	—	—	—	—
Warrants outstanding, end of year	40,000	10.00	40,000	10.00

	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years
Outstanding and exercisable, end of year	40,000	$10.00	6 years

401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan available to all eligible employees, subject to certain minimum age and service requirements. Contributions charged to expense amounted to $3,010 and $— for the years ended December 31, 2003 or 2002, respectively.

Note 8. Income Taxes

Income tax expense consists of the following:

	Years Ended December 31,	
	2003	2002
Current	$558,925	$ 329,407
Deferred	(54,730)	(5,028)
Change in valuation allowance	—	(199,143)
Income tax expense	$504,195	$ 125,236

The Company's income tax differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2003	2002
Tax provision at statutory rate	$463,207	$ 278,813
State taxes	40,721	34,609
Other items	267	10,957
Change in valuation allowance	—	(199,143)
Income tax expense	$504,195	$ 125,236

The components of deferred income taxes are as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Loan loss reserves	$326,339	$224,204
Preopening and organization expenses	39,374	76,475
	365,713	300,679
Deferred tax liabilities:		
Depreciation	74,717	64,413
Securities available for sale	35,819	68,263
	110,536	132,676
Net deferred tax assets	$255,177	$168,003

Note 9. Earnings Per Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share.

	Years Ended December 31, 2003	Years Ended December 31, 2002
Basic Earnings Per Share:		
Weighted average common shares outstanding	900,000	900,000
Net income	$858,178	$694,803
Basic earnings per share	$ 0.95	$ 0.77
Diluted Earnings Per Share:		
Weighted average common shares outstanding	900,000	900,000
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	11,215	17,000
Total weighted average common shares and potential common shares outstanding	911,215	917,000
Net income	$858,178	$694,803
Diluted earnings per share	$ 0.94	$ 0.76

Note 10. Commitments and Contingencies

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2003	2002
Commitments to extend credit	$13,639,000	$8,923,000
Letters of credit	18,200	18,200
	$13,657,200	$8,941,200

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deemed necessary.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

Note 11. Concentrations of Credit

The Company originates primarily commercial, residential and consumer loans to customers in Coweta County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas. 79% of the Company's loan portfolio is secured by real estate, of which a substantial portion is secured by real estate in the Company's market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, as defined, or approximately $2,250,000.

Note 12. Regulatory Matters

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2003, approximately $429,000 of retained earnings were available for dividend declaration without regulatory approval.

The Company and the Bank are also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on consolidated financial statements. Under capital adequacy guidelines and the regulatory framework *for prompt* corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2003 and 2002, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are no applicable to bank holding companies.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
December 31, 2003:						
Total capital to risk weighted assets:						
Consolidated	$11,265	11.19%	$8,051	8%	$ N/A	N/A
Bank	$11,254	11.18%	$8,051	8%	$10,064	10%
Tier I capital to risk weighted assets:						
Consolidated	$10,047	9.98%	$4,026	4%	$ N/A	N/A
Bank	$10,036	9.97%	$4,026	4%	$ 6,038	6%
Tier I capital to average assets:						
Consolidated	$10,047	8.32%	$4,832	4%	$ N/A	N/A
Bank	$10,036	8.31%	$4,832	4%	$ 6,040	5%
December 31, 2002:						
Total capital to risk weighted assets:						
Consolidated	$10,041	14.35%	$5,597	8%	$ N/A	N/A
Bank	$10,030	14.34%	$5,597	8%	$ 6,996	10%
Tier I capital to risk weighted assets:						
Consolidated	$ 9,188	13.13%	$2,798	4%	$ N/A	N/A
Bank	$ 9,177	13.12%	$2,798	4%	$ 4,197	6%
Tier I capital to average assets:						
Consolidated	$ 9,188	10.56%	$3,479	4%	$ N/A	N/A
Bank	$ 9,177	10.55%	$3,479	4%	$ 4,349	5%

Note 13. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

Cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold: The carrying amount of cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold approximates fair value.

Securities: Fair values of securities is based on available quoted market prices. The carrying amount of equity securities, including restricted equity securities, with no readily determinable fair value approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal funds purchased: The carrying amounts of federal funds purchased approximate fair value.

Accrued interest: The carrying amounts of accrued interest approximate their fair value.

Off-balance-sheet instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks, interest bearing deposits at other financial institutions and federal funds sold	$ 7,022,553	$ 7,022,553	$ 3,054,300	$ 3,054,300
Securities available for sale	5,481,934	5,481,934	9,562,056	9,562,056
Restricted equity securities	452,400	452,400	324,200	324,200
Loans	96,747,965	97,133,000	69,731,108	70,658,532
Accrued interest receivable	490,934	490,934	399,421	399,421

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities				
Deposits	102,973,402	102,795,000	75,477,006	75,313,745
Federal funds purchased	—	—	397,000	397,000
Accrued interest payable	349,243	349,243	406,707	406,707

Note 14. Supplemental Financial Data

Components of other operating expenses in excess of 1 percent of total revenue are as follows:

	Years Ended December 31,	
	2003	2002
Professional fees	$116,750	$112,988
Advertising and business development	55,706	52,396
Data processing fees	321,171	228,855
Office supplies	60,884	55,916
Director fees	100,600	25,250

Note 15. Parent Company Financial Information

The following information presents the condensed balance sheets of Newnan Coweta Bancshares, Inc. as of December 31, 2003 and 2002 and the statements of income and cash flows for the periods ended December 31, 2002 and 2003.

Condensed Balance Sheets

	2003	2002
Assets		
Cash	$ 10,823	$ 10,330
Investment in subsidiary	10,091,175	9,288,200
Other assets	—	1,225
Total assets	$10,101,998	$9,299,755
Stockholders' equity	10,101,998	9,299,755
Total liabilities and stockholders' equity	$10,101,998	$9,299,755

Condensed Statements of Income

	2003	2002
Income		
Dividends from subsidiary	$ —	$ 45,000
Interest	268	22
	268	45,022
Expenses		
Interest	—	1,399
Other	1,000	1,870
	1,000	3,269
Income (loss) before income tax benefit and equity in undistributed earnings of subsidiary	(732)	41,753
Income tax benefit	—	(3,721)
Income (loss) before equity in undistributed earnings of subsidiary	(732)	45,474
Equity in undistributed earnings of subsidiary	858,910	649,329
Net income	$858,178	$694,803

Condensed Statements of Cash Flows

	2003	2002
Operating activities		
Net income	$ 858,178	$ 694,803
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Equity in earnings of subsidiary	(858,910)	(649,329)
Net other operating activities	1,225	(1,372)
Net cash provided by operating activities	493	44,102
Financing activities		
Proceeds from (repayment of) other borrowings	—	(35,000)
Net cash used in financing activities	—	(35,000)
Net increase in cash	493	9,102
Cash at beginning of period	10,330	1,228
Cash at end of period	$ 10,823	$ 10,330

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Newnan Coweta Bancshares, Inc.℠
P.O. 71699
Newnan, Georgia 30271